SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about administrative

proceedings initiated by the IFT against Telmex”

Mexico City, Mexico, August 25, 2015. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today that its subsidiary Teléfonos de México, S.A.B. de C.V. ("Telmex"), was notified of several administrative proceedings initiated by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or "IFT"), in order to determine potential violations to: (i) its concession, with respect to an alleged direct or indirect exploitation of a public television services concession in the country; and (ii) certain provisions of the Mexican Constitution (Constitución Politica de los Estados Unidos Mexicanos), and the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiocomunicación), regarding the cost-free rule of retransmission of television broadcast signals (commonly known as "must offer"), through other operators.

The administrative proceedings initiated today by the IFT are related to the commercial agreements with Dish México, S. de R.L. de C.V., consisting of billing and collection services, distribution and equipment leases, as well as the internet service known as “Uno TV”.

AMX and Telmex are currently analyzing the scope and legal grounds of the alleged violations in order to participate in such proceedings and, as the case maybe, exercise applicable legal remedies.

Legal disclaimer.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 25, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jimenez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact